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April 22, 2019
Renee M. Hardt
Shareholder
+1 312 609 7616
rhardt@vedderprice.com

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Attn: Alberto Zapata Jeff Long

Re:	Touchstone Funds Group Trust (the “Registrant”), Registration Statement on Form N-14 (File No. 333-230464)
To the Commission:
On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on April 9, 2019 and April 18, 2019 with respect to the Registrant’s Registration Statement on Form N-14 filed on March 22, 2019 (the “Registration Statement”) relating to the issuance of Class A, Class C, Class Y and Institutional Class shares in connection with the proposed reorganization of Touchstone Merger Arbitrage Fund (the “Target Fund”) into Touchstone Arbitrage Fund (the “Acquiring Fund”), each a series of the Registrant (the “Reorganization”). The Target Fund and the Acquiring Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.
Accounting Comments
Comment (1)In the “Question & Answers” section of the Registration Statement, under the question “Will I have to pay federal income taxes as a result of the Reorganization?”, please quantify the capital gains consequences (in dollars) from the expected portfolio repositioning, including the amounts per share and any brokerage costs.
Response:    The Registrant has added the following disclosure to the above-referenced section:
“It is estimated that the portfolio repositioning of the Acquiring Fund, following consummation of the Reorganization and the appointment of Ares as sub-advisor to the Acquiring Fund, would have resulted in brokerage commissions or other transaction costs of approximately $225,840 for the Acquiring Fund, based on

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U.S. Securities and Exchange Commission
April 22, 2019

average commission rates, based on the portfolio holdings as of March 31, 2019, if such sales occurred on March 31, 2019, and realized gains of approximately $1.8 million, or approximately $0.17 per share, if the securities had been sold on March 31, 2019. These transaction costs represent expenses of the Acquiring Fund that are not subject to the Fund’s expense cap and will be borne by the Fund and indirectly borne by the Fund’s shareholders (including Target Fund shareholders who receive shares in the Reorganization). This repositioning will occur whether or not the Reorganization is consummated. The Acquiring Fund may realize gains as a result of such repositioning, which may increase the net investment income and net capital gains to be distributed by the Acquiring Fund as a taxable dividend to its shareholders following the Reorganization.”

Comment (2)    In the fee and expense tables in the Registration Statement, please confirm that the amounts shown continue to represent the current fees and expenses for each Fund.
Response:    The Registrant confirms that the fees and expenses in the fee and expense tables in the Registration Statement continue to represent the current fee and expense structure and rate in effect for each Fund, as applied to assets as of the specified period.
Comment (3)    In the fee and expense tables and the Pro Forma Capitalization table in the Registration Statement, please change the references in the table headings from the “Acquiring Fund” or “Target Fund” to “Touchstone Arbitrage Fund” or “Touchstone Merger Arbitrage Fund”, as applicable.
Response:    The Registrant has made the requested changes.
Comment (4)    In the Class A fee and expense table in the Registration Statement, please explain why “Other Operating Expenses” for Class A shares of the Acquiring Fund decrease significantly following the Reorganization as compared to other share classes of the same Fund.
Response:    An operating expense of the Acquiring Fund is applied similarly to each share class of the Fund but is divided by the average net assets of each class, which may vary. “Other Operating Expenses” in the fee and expense table in the Acquiring Fund pro forma Class A are significantly lower than the “Other Operating Expenses” for the pro forma Class C, Class Y and Institutional Class shares due to the significant increase in average net assets of Class A shares following the Reorganization. Class A average net assets in the pro forma are projected to be 300% of the current Class A average net asset level.
Comment (5)    Consider adding disclosure in the “Reasons for the Reorganization” section in the Registration Statement if the Board of Trustees considered the new structure of the Acquiring Fund following the appointment of Ares Capital Management II, LLC when approving the Reorganization.
Response:    The Registrant has added the requested disclosure.

U.S. Securities and Exchange Commission
April 22, 2019

Comment (6)    Add a footnote to the Pro Forma Capitalization table in the Registration Statement that explains that the assets of each Fund have decreased since September 30, 2018 and include the updated assets for each Fund as of a recent date.
Response:    The Registrant has added the following as footnote 3 to the Pro Forma Capitalization Table:
“The net assets of the Funds have decreased since September 30, 2018. As of March 31, 2019, the net assets of the Touchstone Merger Arbitrage Fund were $50,287,498 and the net assets of the Touchstone Arbitrage Fund were $55,605,630.”

Legal Comments

Comment (1)    Please include additional discussion in the Prospectus/Information Statement regarding the analysis undertaken by the Registrant to conclude that the Reorganization meets the criteria of Rule 17a-8 of the Investment Company Act of 1940.
Response:     The Registrant has added the following disclosure In the “Question & Answers” section of the Registration Statement, under the question “Why is no shareholder action necessary?”:
“, because (i) no policy of the Target Fund that may not be changed without a vote of a majority of the Fund’s shareholders, is materially different from a policy of the Acquiring Fund, (ii) no advisory contract between the Acquiring Fund and Touchstone Advisors is materially different from the advisory contract between the Target Fund and Touchstone Advisors, (iii) the trustees of the Board of the Target Fund who are not “interested persons,” as such term is defined in the 1940 Act, and who were elected by the Target Fund’s shareholders will comprise a majority of the trustees of the Board of the Acquiring Fund who are not “interested persons,” as such term is defined in the 1940 Act, and (iii) the distribution fees paid by the Acquiring Fund pursuant to a plan adopted in accordance with Rule 12b-1 of the 1940 Act are no greater than the distribution fees authorized to be paid by the Target Fund pursuant to such a plan. In addition, the Board, including those trustees who are not “interested persons,” as such term is defined in the 1940 Act, determined that the Reorganization was in the best interests of the Target Fund and that the interests of existing shareholders of the Target Fund will not be diluted as a result of the Reorganization.”

Comment (2)     In the “Question & Answers” section of the Registration Statement, under the question “Who will pay the costs of the Reorganization?” please disclose the costs of the Reorganization in dollars and as a percentage of the Target Fund’s assets.
Response:    The Registrant has updated the disclosure in the above-referenced section as follows:

U.S. Securities and Exchange Commission
April 22, 2019

“Touchstone Advisors, and not the Funds, will bear 100% of the Reorganization expenses (other than brokerage transaction costs associated with portfolio repositioning), which are estimated to be approximately $110,000 or 0.08% of the Target Fund’s net assets (as of September 30, 2018), whether or not the Reorganization is completed.”

Comment (3)    On the cover page of the Prospectus/Information Statement, please explain in plain English what “pro rata distribution” means.
Response:     The Registration has updated the disclosure as follows:
“(ii) the pro rata (or proportional) distribution by class of the Acquiring Fund’s shares to the Target Fund’s shareholders in complete liquidation and termination of the Target Fund (the “Reorganization”).”

Comment (4)    On the cover page of the Prospectus/Information Statement, please confirm whether the Registrant intends to incorporate the listed filings by reference as a legal matter or if they are only being noted for investor review. If the Registrant is incorporating by reference as a legal matter, please so disclose.
Response:    The Registrant confirms that the listed filings are noted only for investor review.
Comment (5)    In the “What are the Reasons for the Reorganization?” section of the Registration Statement, please discuss how the change in the Acquiring Fund’s sub-advisor, principal investment strategies and principal investment goal following the Reorganization impacts the justification for the Reorganization that it is intended to “eliminate the offering of multiple funds with similar investment goals and similar principal investment strategies.”
Response:    The above-referenced disclosure has been removed from the Registration Statement.
Comment (6)    In the fee and expense tables in the Registration Statement, please confirm that the amounts shown continue to represent the current fees and expenses for each Fund. Please consider using figures as of the Funds’ March 31, 2019 semi-annual period.
Response:    The Registrant confirms that the fees and expenses in the fee and expense tables in the Registration Statement continue to represent the current fee and expense structure and rate in effect for each Fund, as applied to assets as of the specified period.
Comment (7)    Under the heading “Will there be any repositioning costs?” in the Registration Statement, please include the costs of portfolio repositioning as a percentage of the Target Fund’s net assets.
Response:    Because both the Target Fund and the Acquiring Fund, after the Reorganization, will be repositioned as a result of the sub-advisor change, the Registrant has included the following

U.S. Securities and Exchange Commission
April 22, 2019

disclosure in the above-referenced section with regard to the costs of portfolio repositioning as a percentage of the combined Fund’s assets after the Reorganization:
“The estimated brokerage commissions or other transaction costs from the anticipated portfolio repositioning of the Funds, following the Reorganization, comprise approximately 0.21% of the combined Fund's March 31, 2019 net assets, if such sales occurred on March 31, 2019.”

Comment (8)    In the second paragraph under the heading “How do the Funds’ investment goals and principal investment strategies compare?” in the Registration Statement, add a discussion or a cross-reference to a discussion regarding the changes to the Acquiring Fund’s investment goal and principal investment strategies following the sub-advisor change.
Response:    The Registrant has added the following disclosure to the above-referenced section:
“Immediately following the Reorganization, in connection with the appointment of Ares as sub-advisor to the Acquiring Fund, the investment goal and the principal investment strategies of the Acquiring Fund will be changed as described in the table below.”

Comment (9)    Please include a narrative comparison of the principal risks of the Target Fund, the Acquiring Fund and the Acquiring Fund after the sub-advisor change.
Response:    The Registrant has updated the disclosure to include a narrative comparison as follows:
“The current principal risks of investing in the Funds are the same, their investment goals are identical and their principal investment strategies are substantially similar. Following the Reorganization and the appointment of Ares as sub-advisor to the Acquiring Fund, the principal risks of the Acquiring Fund will change in connection with changes to the Acquiring Fund’s investment goal and principal investment strategies. As further noted below, the Acquiring Fund will have the following additional principal risks post-sub-advisor change: collateralized loan obligations risk, counterparty risk, corporate loan risk, derivatives risk (including the sub-risks), distressed securities risk, fund-of-funds risk, liquidity risk, and pay-in-kind bonds risk. Conversely, the following principal risks of the Target Fund and Acquiring Fund will not apply to the Acquiring Fund post-sub-advisor change: large-, mid- and small-cap risks, investment-grade debt securities risk, depositary receipts risk, merger arbitrage risk, other investment companies risk, and portfolio turnover risk. The following table compares the current principal investment risks of the Funds to the principal investment risks of the Acquiring Fund following the appointment of Ares as sub-advisor to the Acquiring Fund. The principal risks of the Funds are set forth below.”

U.S. Securities and Exchange Commission
April 22, 2019

Comment (10)    Please consider presenting the Principal Risks for each Fund in a comparative table.
Response:    The Registrant respectfully declines to make the requested change and notes that a summary table has been included that further compares the Principal Risks applicable to each Fund.
Comment (11)    Please consider presenting the Principal Risks in order of priority as opposed to alphabetical order.
Response:    The Registrant respectfully declines to make the requested change as the presentation of the principal risks in this Registration Statement is consistent with the presentation of the principal risks in the current Form N-1A for the Funds. The Registrant will consider implementing this change going forward but notes that the priority of the Funds’ risks is subjective and subject to change.
Comment (12)     In the “Reasons for the Reorganization” section of the Registration Statement, please present all material adverse factors of the Reorganization that were considered by the Board.
Response:    The Registrant confirms that all material adverse factors of the Reorganization considered by the Board have been included in the “Reasons for the Reorganization” section of the Registration Statement.
Comment (13)    In the fourth paragraph of the “Agreement and Plan” section of the Registration Statement, please explain in plain English what “pro rata distribution” means.
Response:     The Registration has updated the disclosure as follows:
“As soon after the closing as practicable, the Target Fund will distribute pro rata (or proportionate) by class to its shareholders of record as of the time of such distribution the full and fractional shares of the Acquiring Fund received by the Target Fund.”

Comment (14)    In the “Agreement and Plan of Reorganization” section of the Registration Statement, please disclose the costs of the Reorganization in dollars and as a percentage of the Target Fund’s assets.
Response:    The Registrant has updated the disclosure in the above-referenced section as follows:
“Touchstone Advisors, and not the Funds, will bear 100% of the Reorganization expenses (other than brokerage transaction costs associated with portfolio repositioning), which are estimated to be approximately $110,000 or 0.08% of the Target Fund’s net assets (as of September 30, 2018), whether or not the Reorganization is completed.”

U.S. Securities and Exchange Commission
April 22, 2019

Comment (15)    In the third paragraph of the “Material Federal Income Tax Consequences” section of the Registration Statement, please explain in plain English what “pro rata distribution” means.
Response:    The Registrant declines to make the requested change as the referenced disclosure tracks the opinion provided by Vedder Price P.C. regarding the federal tax consequences of the Reorganization.
Comment (16)    Update the estimated portfolio repositioning based on information from the most recent fiscal quarter (March 31, 2019), if available.
Response:    The Registrant has replaced existing similar disclosure in the “Question & Answers” section of the Registration Statement, under the question “Will I have to pay federal income taxes as a result of the Reorganization?”, in the “Will there be any repositioning costs?” section of the Registration Statement, in the “Material Federal Income Tax Consequences” section of the Registration Statement and in the “Note 4—Portfolio Repositioning” section of the Statement of Additional Information in the Registration Statement, as applicable:
“In connection with the appointment of Ares as the sub-advisor to the Acquiring Fund, which is separate from the Reorganization and, which also does not require shareholder approval, it is expected that the Acquiring Fund will reposition its entire portfolio, including the securities received from the Target Fund. If such transition had occurred as of March 31, 2019, the Acquiring Fund would have sold approximately 100% (or $103.7 million) of its investment portfolio.

It is estimated that the portfolio repositioning of the Acquiring Fund, following consummation of the Reorganization and the appointment of Ares as sub-advisor to the Acquiring Fund, would have resulted in brokerage commissions or other transaction costs of approximately $225,840 for the Acquiring Fund, based on average commission rates, based on the portfolio holdings as of March 31, 2019, if such sales occurred on March 31, 2019, and realized gains of approximately $1.8 million, or approximately $0.17 per share, if the securities had been sold on March 31, 2019. These transaction costs represent expenses of the Acquiring Fund that are not subject to the Fund’s expense cap and will be borne by the Fund and indirectly borne by the Fund’s shareholders (including Target Fund shareholders who receive shares in the Reorganization). This repositioning will occur whether or not the Reorganization is consummated. The Acquiring Fund may realize gains as a result of such repositioning, which may increase the net investment income and net capital gains to be distributed by the Acquiring Fund as a taxable dividend to its shareholders following the Reorganization.”

Comment (17)    Please supplementally confirm that the sub-advisory agreement with Longfellow Investment Management Co., LLC is not materially different from the sub-advisory agreement with Ares Capital Management II, LLC.

U.S. Securities and Exchange Commission
April 22, 2019

Response:    The Registrant confirms that the sub-advisory agreement with Longfellow Investment Management Co., LLC is not materially different from the sub-advisory agreement with Ares Capital Management II, LLC.
Comment (18)     Please remove the sentence in the “Description of the Sub-Advisory Agreement” section that says “The sub-advisory fees are paid by Touchstone Advisors, and not by the Acquiring Fund directly.”
Response:    The Registrant has made the requested change.
Comment (19)    In the “Description of the Sub-Advisory Agreement” section, under the “Compensation” heading, please disclose the management fee paid to Touchstone Advisors prior to and following the sub-advisor change.
Response:    The Registrant has changed the disclosure as follows:
“The advisory fee rate paid by the Acquiring Fund to Touchstone Advisors is proposed to be lowered from 1.05% on the first $500 million of assets, 1.00% on the next $500 million of assets, and 0.95% on assets over $1 billion to 0.60% of average daily net assets, effective May 11, 2019, as a result of the approval of Ares as the sub-advisor to the Acquiring Fund.”

Comment (20)    Please confirm supplementally that the sub-advisor change meets all the conditions of the exemptive order granted by the Commission that permits the Trust or Touchstone Advisors, under certain conditions, to select or change unaffiliated sub-advisors, enter into new sub-advisory agreements or amend existing sub-advisory agreements without first obtaining shareholder approval.
Response:    The Registrant confirms that the sub-advisor change meets the exemptive order granted by the Commission to the Trust and that the Registrant plans to comply with a condition of the order that requires Touchstone Advisors to furnish shareholders with information about Ares Capital Management II, LLC and the new sub-advisory agreement for the Acquiring Fund between Ares Capital Management II, LLC and Touchstone Advisors, in an information statement at a later date.
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U.S. Securities and Exchange Commission
April 22, 2019

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7616 or Luisa M. Lewis at (212) 407-7795.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt
RMH/lml